June 2011 Pricing Sheet dated June 21, 2011 relating to Preliminary Pricing Supplement No. 836 dated June 13, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in International Equities

Trigger Securities Based on the Performance of the iShares® FTSE China 25 Index Fund due July 1, 2013
PRICING TERMS – JUNE 21, 2011
Issuer:	Morgan Stanley
Maturity date:	July 1, 2013
Underlying shares:	Shares of the iShares® FTSE China 25 Index Fund
Aggregate principal amount:	$5,629,000
Payment at maturity (per security):	If the final share price is greater than the initial share price,
$10 + upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final share price is less than or equal to the initial share price, but the share closing price has not decreased to or below the trigger level on any trading day during the observation period,
$10
If the final share price is less than or equal to the initial share price, and the share closing price has decreased to or below the trigger level on any trading day during the observation period,
$10 x share performance factor
This amount will be less than or equal to the stated principal amount of $10, which may result in a loss of some or all of your investment.
Upside payment:	$10 x participation rate x share percent increase
Participation rate:	100%
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Trigger level:	$29.337, which is equal to 70% of the initial share price.
Observation period:
Each trading day on which there is no market disruption event with respect to the underlying shares from and including the trading day immediately following the pricing date to and including the valuation date

Initial share price:	$41.91, which is the closing price of one underlying share on the pricing date.
Final share price:	The closing price of one underlying share times the adjustment factor, each as determined on the valuation date
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares
Valuation date:	June 26, 2013, subject to adjustment for certain market disruption events
Maximum payment at maturity:	$14.25 per security (142.50% of the stated principal amount)
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	June 21, 2011
Original issue date:	June 24, 2011 (3 business days after the pricing date)
CUSIP / ISIN:	61760E432 / US61760E4329
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Securities––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per security	$10.00	$0.225	$9.775
Total	$5,629,000	$126,652.50	$5,502,347.50
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each security they sell.  For additional information, see “Description of Securities––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 836 dated June 13, 2011
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.